# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nauticus Robotics, Inc., CIK 0001849820
CUSIP: 63911H207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 17146 FEATHERCRAFT LANE, 17146 FEATHERCRAFT LANE, WEBSTER, Texas (TX), 77598
Date of event which requires filing of this statement: 01/08/2025
Amends the filing with accession number 0002053911-25-000002
Filed by CIK 0002053911
Persons authorized to receive notices and communications: Au Wing Sze, 31/F Tower Two Time Square, 1 Matheson Street Causeway Bay, Hong Kong, Hong Kong (K3), 0000000, 28220114

## Reporting persons
- Inkeverse Group Ltd (CIK 0002053911): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 264,108; sole dispositive power 264,108; aggregate amount beneficially owned 264,108 (4.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Nauticus Robotics, Inc.
Address of issuer's principal executive offices: 17146 FEATHERCRAFT LANE, 17146 FEATHERCRAFT LANE, WEBSTER, Texas (TX), 77598

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On 8 January 2025, Inkeverse Group Limited sold 291,934 shares of Common Stock in the open market. Immediately after the sale, Inkeverse Group Limited beneficially owns an aggregate of 264,108 shares of Common Stock, or 4.12% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on the 6,407,475 shares outstanding as of the Issuer's 10-Q quarterly report filed on November 12, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Inkeverse Group Limited has sole voting and dispositive power over the 264,108 shares of Common Stock.
Transactions in the class effected during the past sixty days: On 8 January 2025, Inkeverse Group Limited sold 291,934 shares of Common Stock at the average price of $2.99 per share in the open market.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inkeverse Group Limited ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on 8 January 2025.

## Signatures
- Inkeverse Group Ltd: Au Wing Sze, Corporate Secretary (02/05/2025)